Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”) on the same day as this discussion. Those financial statements have been prepared in U.S. dollars and in conformity with United States generally accepted accounting principles (“US GAAP”) and, among other things, include more detailed information regarding the basis of presentation for the following information. Unless otherwise specified herein or the context otherwise requires, references to “Icon,” “Icon Energy,” the “Company,” “we,” “our” and “us” or similar terms, refer to Icon Energy Corp. or any one or more of its subsidiaries, or to such entities collectively.

All share and per share amounts referenced in this discussion give retroactive effect, as of the earliest period presented, to the one-for-forty reverse stock split of our common shares effected on April 1, 2025 (the “Reverse Stock Split”). Unless otherwise indicated, all references to “our fleet,” and “our vessels,” include right-of-use assets under finance leases, and all references to currency amounts are in U.S. dollars. We use the term deadweight tons (“dwt”) expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.

Overview

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. As of September 30, 2025, our fleet comprised of the following dry bulk vessels:

Vessel name	Type	Built	Employment	Earliest charter expiration	Latest charter expiration
Alfa	Panamax	2006	Index-linked time charter	November 2025	February 2026
Bravo	Kamsarmax	2007	Index-linked time charter	March 2026	Evergreen(1)
Charlie	Ultramax	2020	Index-linked time charter	March 2026	June 2026
(1) There is no set maximum period. The charter expires upon 3 months’ notice by either party.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
We are choosing to take advantage of these reduced burdens, save for the exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We are choosing to “opt out” of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Cautionary Note Regarding Forward-Looking Statements

This discussion and analysis of financial condition and results of operations contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this discussion.
Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Factors Affecting our Results of Operations

We believe the principal factors affecting our results of operations are the underlying supply and demand dynamics of the commodities our vessels carry, the number of vessels competing for those cargoes, and ultimately the overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment. Other key factors that are fundamental to our business, operating results, cash flows and financial condition include:
•	the number of vessels in our fleet;
•	our customer relationships;
•	our access to capital required to acquire additional, or renew existing, vessels and implement our business strategy;
•	our ability to acquire and sell vessels at prices we deem satisfactory; and
•	our and our vessels’ manager’s ability to:
o	successfully utilize and employ our vessels at economically attractive rates;
o	effectively and efficiently manage our vessels and control vessel operating costs; and
o	ensure compliance with regulations, environmental, health and safety standards applicable to our business.

In addition to those factors described above, our results of operations have been, and are expected to continue to be, affected by a range of material events and uncertainties, many of which are beyond our control. Therefore, it is reasonably likely that the reported financial information is not necessarily indicative of our future operating results or future financial condition. Please also read “Item 3. Key Information—D. Risk Factors” in our most recent Annual Report on Form 20-F and other important risk factors described from time to time in the reports we subsequently file with the Commission, including those included herein under the title “Risk Factors Update,” as well as in any prospectus supplement, including those under the title “Risk Factors” in our registration statement on Form F-1 (File No. 333-290206), declared effective on September 22, 2025.

Components of our operating results

Operating segments. We transport dry bulk cargoes along global shipping routes through our ownership and operation of dry bulk vessels. We have identified our Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of (loss)/income to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Also, when we charter a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. As a result, we have identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in our consolidated balance sheets. The significant expense category of our sole reportable segment is vessel operating expenses as reported on our consolidated statements of (loss)/income. We, based on the principles of ASC 280 “Segment Reporting”, believe that disaggregating into more than one reportable segment, would not be meaningful or informative.

Revenue, net. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. The main charter contract types are (i) voyage charters, also known as spot voyages, where the owner and charterer agree to carry out a single voyage to transport an agreed quantity of cargo between certain ports or geographical regions, (ii) time charters, where the charterer agrees to hire a vessel for a predetermined period of time with the operational responsibility of the vessel remaining with the owner, and (iii) bareboat charters, where a vessel is fully leased to a charterer, including all operational responsibility.

Our vessels are currently employed on time charter agreements, earning hire at floating daily rates linked to the Baltic Panamax Index and the Baltic Supramax Index. On our scrubber fitted vessel, M/V Charlie, in addition to the floating daily hire rate, we also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

Voyage expenses, net. Voyage expenses primarily consist of bunker fuel consumption, port dues, canal tolls, brokerage and commercial management commissions, and other expenses directly associated to the performance of a particular charter. Apart from commissions, voyage expenses mainly arise from voyage charters, or when a vessel is repositioning or unemployed. In such cases, voyage expenses are borne by us. Conversely, when a vessel is employed under a time charter, substantially all voyage expenses are paid by the charterers, save for commissions.
Furthermore, in time charters, bunker fuel remaining on board the vessel on commencement of the charter is sold to charterers and then repurchased on completion. This may result in gains or losses equal to the difference between the book value of bunker fuel and the value for which such bunker fuel is sold to charterers. These gains or losses, if any, are reported under other operating income.

Vessel operating expenses. Vessel operating expenses reflect the costs to operate and maintain our vessels and primarily consist of manning costs, vessel insurance premiums, repairs and maintenance, machinery lubricants, spares, stores, and ancillary expenses.

Management fees. Management fees are paid in exchange for certain corporate administration functions, and vessel commercial and technical management services. Our Board of Directors has organized the provision of management services through Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975. Pavimar is controlled by our Chairwoman and Chief Executive Officer. Pursuant to the management agreement, which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services, including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Prior to January 18, 2024, similar services were provided to us by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by our Chairwoman and Chief Executive Officer.
In our results of operations, the technical management fees, commercial management commissions, and vessel sale or purchase commissions, are reported under “management fees,” “voyage expenses, net” and “vessels, net” or “gain/loss on sale of vessels,” respectively.

General and administrative expenses. General and administrative expenses include expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and incremental director and officer liability insurance premiums. General and administrative expenses also include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration, and compensation for our executives and corporate secretary.

Depreciation expense. Depreciation is computed using the straight-line method over the estimated useful life of a vessel (or right-of-use asset under finance lease), after considering its estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the useful life of our vessels (or right-of-use asset under finance lease) to be 25 years from the date of initial delivery from the shipyard.

Amortization of deferred drydocking costs. Vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 to 60 months to coincide with the renewal of the related compliance certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Drydocking and special survey costs are accounted for under the deferral method, whereby the costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs qualifying for deferral mainly relate to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works, as well as lodging and subsistence of personnel dispatched to the yard site to supervise. If a drydocking and/or a special survey is performed prior to its originally scheduled date, any remaining unamortized balance from previous events is immediately expensed. Unamortized balances of vessels that are sold are also written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Interest and finance costs. Interest and finance costs primarily consist of interest expense incurred under our loan agreements or other financing arrangements (including finance leases), as well as finance costs related to entering into new or amending existing loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses. Finance costs are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Interest and finance costs also include issuance costs which have been immediately expensed (please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements—Issuance costs” of our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion).

Interest income. Interest income reflects the interest earned on our cash, cash equivalents and restricted cash deposits.

Loss on warrants, net. In January 2025, the Company completed a public offering of units, each unit consisting of one common share and one warrant (the “Class A Warrants”) to purchase common shares (the “January 2025 Offering”). Loss on warrants, net, reflects the loss recognized on the initial measurement of the Class A Warrants at fair value, net of the gains/losses recognized on subsequent remeasurements of such fair value upon each settlement and reporting period end date. The accounting of the Class A Warrants was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements—Distinguishing liabilities from equity” of our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion).

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements and the notes thereto, which have been prepared in accordance with US GAAP and filed with the SEC on the same day as this discussion.

The preparation of our unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of such financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience, current trends, anticipated future events, and other factors it believes are reasonable under the circumstances. Actual results could differ materially from those estimates. Management reviews those estimates on an ongoing basis, including those related to revenue recognition, future drydock dates, the selection of useful lives and residual values of our vessels (or right-of-use asset under finance lease), expected future cash flows from our vessels to support impairment assessments, and provisions for accounts receivable, legal disputes and contingencies. Critical accounting estimates are those that involve management’s most difficult, subjective, or complex judgments, typically due to the need to make assumptions about the effects of matters that are inherently uncertain. These estimates have the potential to result in materially different outcomes under different assumptions and conditions.
For a more detailed discussion of our critical accounting estimates, as well as the accounting policies that are most significant to the presentation of our financial position, results of operations, and cash flows, please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” to our unaudited interim condensed consolidated financial statements filed with the SEC on the same day as this discussion.

Key performance indicators

The key performance indicators that management uses to assess our financial condition and results of operations are:

Ownership Days. Ownership Days are the total days we owned our vessels (or right-of-use asset under finance lease) during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days, measuring the days during which our vessels actually generated revenues as a percentage of the days during which our vessels should be capable of generating revenues.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period and is another measure of the size of our fleet over a period.

Minimum Contracted Revenue. The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

Non-GAAP financial measures. To supplement our financial information presented in accordance with US GAAP, we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with US GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable US GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with US GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies:

•
Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters, net of commissions. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods.

•
Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods.

•
Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations.

The following table summarizes these key performance indicators during the reported periods. Please also see section “Non-GAAP Financial Measures Reconciliation to GAAP” for a reconciliation of each non-GAAP financial measure to the most directly comparable US GAAP financial measure.

(in thousands of U.S. dollars, except for fleet operational data and daily measures)	Nine-month period ended September 30,
	2025	2024
Fleet operational data
Ownership Days	647.8	281.8
Available Days	644.6	250.8
Operating Days	643.9	250.8
Vessel Utilization	99.9%	100.0%
Average Number of Vessels	2.4	1.0

Non-GAAP financial measures
EBITDA	$1,963	$1,492
Daily TCE	11,340	13,258
Daily OPEX	5,289	5,064

Furthermore, the minimum contracted revenue expected to be recognized on the non-cancellable time charters of our vessels as of September 30, 2025, is estimated to $6.1 million.

Non-GAAP Financial Measures Reconciliation to GAAP

The following table reconciles each non-GAAP financial measure to the most directly comparable US GAAP financial measure:

(in thousands of U.S. dollars, except for fleet operational data and daily measures)	Nine-month period ended September 30,
	2025	2024
TCE and Daily TCE:
Revenue, net	$7,722	$3,582
Less: Voyage expenses	(420)	(257)
TCE	$7,302	$3,325
Divided by: Operating Days	643.9	250.8
Daily TCE	$11,340	$13,258

Daily OPEX:
Vessel operating expenses	$3,426	$1,427
Divided by: Ownership Days	647.8	281.8
Daily OPEX	$5,289	$5,064

EBITDA:
Net (loss)/income	$(3,616)	$562
Plus: Depreciation expense	2,055	547
Plus: Amortization of deferred drydocking costs	391	380
Plus: Interest and finance costs	3,238	61
Less: Interest income	(105)	(58)
EBITDA	$1,963	$1,492

Results of Operations for the Nine-month periods ended September 30, 2025 and 2024

The following table summarizes our results of operations for the nine-month periods ended September 30, 2025 and 2024:

	Nine-month period ended September 30,
(in thousands of U.S. dollars)	2025	2024
Revenue, net	$7,722	$3,582
Voyage expenses, net	(420)	(257)
Vessel operating expenses	(3,426)	(1,427)
Management fees	(518)	(293)
General and administrative expenses	(840)	(111)
Depreciation expense	(2,055)	(547)
Amortization of deferred drydocking costs	(391)	(380)
Interest and finance costs	(3,238)	(61)
Interest income	105	58
Loss on warrants, net	(537)	—
Other costs, net	(18)	(2)
Net (loss)/income	$(3,616)	$562

Revenue, net. Throughout the first nine months of 2025 and 2024, Icon’s vessels operated under index-linked time charters. The increase in revenue between these two periods is primarily due to the higher number of Operating Days during the first nine months of 2025 due to the addition of the M/V Bravo and M/V Charlie in Icon’s fleet in September 2024 and June 2025, respectively. This was partly offset by the year-on-year decline in the dry bulk charter market rates, as reflected by the decreased Daily TCE. Overall, revenue, net increased by 116% to $7.72 million, up from $3.58 million in the comparable period.

Voyage expenses, net. The increase in voyage expenses, net from $0.26 million during the nine-month period ended September 30, 2024, to $0.42 million during the corresponding period of 2025, is mainly attributable to the overall increase in revenue (and therefore commissions) between the same periods.

Vessel operating expenses. The increase in operating expenses from $1.43 million during the first nine months of 2024 to $3.43 million during the corresponding period of 2025, was driven by the acquisition of M/V Bravo in September 2024 and the finance lease of M/V Charlie in June 2025, and the resulting increase in Ownership Days.

Management fees. Although management fees increased in parallel to the increase of Ownership Days, that increase was counterbalanced by the management fee payable to Pavimar S.A. due to the termination of that management agreement on January 18, 2024, pursuant to which, the management fee continued to be payable for a period of three months after the termination date to enable Pavimar S.A. to finalize all outstanding matters. As a result, management fees were maintained at similar levels between the nine-month periods ended September 30, 2025 and 2024.

General and administrative expenses. The $0.73 million increase in general and administrative expenses between the nine-month periods ended September 30, 2025 and 2024, mainly reflects our incremental obligations as a public company since our initial public offering in July 2024. These expenses include stock exchange fees, regulatory and compliance costs, investor relations costs, as well as incremental audit fees, legal fees and director and officer liability insurance premiums.

Depreciation expense. Depreciation expense increased during the nine-month period ended September 30, 2025, compared to the same period in 2024, due to the acquisition of M/V Bravo in September 2024 and the finance lease of M/V Charlie in June 2025.

Amortization of deferred drydocking costs. Amortization of deferred drydocking costs were maintained at similar levels between the nine-month periods ended September 30, 2025 and 2024. The increase of $0.01 million during the nine-month period ended September 30, 2025, compared to the same period in 2024, is mainly due to the costs deferred in connection with the drydocking of the M/V Alfa in August 2024, resulting in higher amortization charges thereafter.

Interest and finance costs. The increase in interest and finance costs relates to the Maui Term Loan Facility (as defined below), pursuant to which, $16.5 million was drawn on September 19, 2024, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. In addition, interest and finance costs during the first nine months of 2025 include issuance costs of $1.3 million relating to the Company’s January 2025 Offering, issuance costs of $0.5 million relating to the SEPA, as well as interest implicit to the bareboat charter-in of the M/V Charlie which has been accounted for as a finance lease liability, which was initially measured at $21.7 million.

Loss on warrants, net. Loss on warrants, net, of $0.54 million, reflects the loss recognized on initial measurement of the Class A Warrants from the Company’s January 2025 Offering, net of the gains/losses recognized on subsequent remeasurements of such fair value upon each settlement and reporting period end date.

Key Developments during the Reporting Period

Fleet expansion. On March 21, 2025, we entered into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, we took delivery of the vessel and renamed it M/V Charlie. Pursuant to that agreement, we made two advance payments of $2.75 million each, the first upon signing, and the second upon delivery. Following the delivery, we are committed to pay a hire rate of $7,500 per day over the three-year bareboat charter period, and $18 million at the end of that period, if we exercise our option to purchase the vessel. We have declared our intention to exercise such purchase option, subject to certain conditions. Such agreement was classified and accounted for as a finance lease. Consequently, the Company has recorded a right of use asset under finance lease at an amount of $28.1 million, representing the corresponding finance lease liability (see “Finance lease liability” below), increased by the advance payments of $5.5 million made to the lessor on and before the commencement date of the lease and initial direct costs of $0.9 million.
Upon delivery, the M/V Charlie was time chartered to a reputable dry bulk operator for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. In addition to the daily hire rate, we also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

NASDAQ Minimum Bid Price. On March 7, 2025, we received a written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of our common shares for 30 consecutive trading days, from January 23, 2025, to March 6, 2025, was below $1.00 per share, we were no longer in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On April 1, 2025, we effected the Reverse Stock Split and on April 15, 2025, we received a letter from Nasdaq confirming that we had regained compliance with the Minimum Bid Price Requirement.

Reverse stock split. On April 1, 2025, we effected the Reverse Stock Split, whereby every forty of our issued and outstanding common shares were automatically converted into one, without any change in the par value per share or the total number of common shares we are authorized to issue. No fractional shares were issued in connection with the Reverse Stock Split. The Reverse Stock Split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on our market capitalization, or (iii) modify any voting rights or other terms of our common shares.

Dividend paid in cash to Common Shareholders. On May 30, 2025, we paid a cash dividend of $0.07 per common share, or $0.15 million in aggregate, to all common shareholders of record as of May 16, 2025.

Dividend paid in kind to holders of Series A Preferred Shares. On June 30, 2025, we paid in kind a dividend on Series A Preferred Shares in the amount of $2.2 million, by issuing 2,249 Series A Preferred Shares.

Other. Please also see “Our Borrowing and Capital Raising Activities” below.

Liquidity and Capital Resources

Supply and demand dynamics, seasonality, and competition in the markets we operate, have historically caused increased volatility. We expect this to continue in the foreseeable future with a consequent effect on the trading performance of our vessels and, in turn, our short and long-term liquidity.

Our primary short-term liquidity needs are to fund general working capital requirements, vessel operating expenses, general and administrative expenses, and to service our debt. In addition, our three-year bareboat agreement for M/V Charlie requires that we honor our hire obligations thereunder. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash on hand and from operations.

We expect our long-term liquidity needs to primarily relate to growing and renewing our fleet through vessel acquisitions, capital expenditures required to comply with international shipping standards and environmental laws and regulations, costs to maintain the class certification of our vessels by undergoing periodical drydockings and special surveys, and to service our debt. In addition, our three-year bareboat agreement for M/V Charlie requires that we honor our hire obligations thereunder, including the purchase option at the end of such period if we eventually exercise it. We have declared our intention to exercise such option, subject to certain conditions. We anticipate that our primary sources of funds for our long-term liquidity needs will be cash from operations, loan facilities (including but not limited to drawings from the uncommitted upsize option of up to another $75 million under the Maui Term Loan Facility, as discussed below), other financing arrangements and equity issuances (including but not limited to Advances of up to $20 million under the SEPA, as discussed below).

We operate in a capital-intensive industry and in the future we may seek any combination of loan agreements, other financing arrangements and equity issuances, to raise capital and fund our operations and growth. We believe that our working capital is sufficient to meet our requirements for the next twelve months, taking into account our projected cash flows from operations.

As of September 30, 2025 and 2024, we had cash, cash equivalents and restricted cash of $4.7 million and $1.8 million, respectively. Our cash flows from operating, investing and financing activities during the nine-month periods ended September 30, 2025 and 2024, are summarized in the following table:

	Nine-month period ended September 30,
(in thousands of U.S. dollars)	2025	2024
Net cash provided by operating activities	$1,173	$588
Net cash used in investing activities	(5,826)	(18,006)
Net cash provided by financing activities	7,876	16,539
Net increase/(decrease) in cash, cash equivalents and restricted cash	$3,223	$(879)
Cash, cash equivalents and restricted cash at the beginning of the period	1,446	2,702
Cash, cash equivalents and restricted cash at the end of the period	$4,669	$1,823

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$3,969	$1,323
Restricted cash, current	200	—
Restricted cash, non-current	500	500
Cash, cash equivalents and restricted cash at the end of the period	$4,669	$1,823

Restricted cash consists of cash deposits earmarked for a specific purpose and cannot be used freely for general business operations. As of September 30, 2025, restricted cash consists of (i) minimum cash deposits of $0.5 million, which are required to be maintained throughout the term of the Company’s term loan facility and can only be applied towards repayment of the final principal installment pursuant to the terms and conditions of such facility and (ii) cash reserves of $0.2 million, which can only be applied towards payment of future vessel drydocking costs.

Cash of $0.59 million provided by operating activities during the nine-month period ended September 30, 2024, increased to $1.15 million during the same period in 2025, mainly due to the favorable working capital development (after taking into account the effects of non-cash loss on warrants, issuance costs, depreciation expense and amortization of deferred drydocking costs on such net income) between the same periods.

Cash used in investing activities during the nine-month period ended September 30, 2025 relates to payments in relation to the bareboat charter and initial expenses of the M/V Charlie. Cash used in investing activities during the nine-month period ended September 30, 2024 relates to the acquisition of the M/V Bravo and related costs and to the installation of efficiency improvement equipment on the M/V Alfa during her scheduled drydocking.

Cash provided by financing activities during the nine-month period ended September 30, 2025, relates to the net proceeds from the Company’s January 2025 Offering, counterbalanced by principal repayments of long-term debt and lease liability, and the payment of dividend to common shareholders. Cash used in financing activities during the nine-month period ended September 30, 2024, relates to the proceeds from the Company’s initial public offering and term loan facility, counterbalanced by returns of additional paid-in capital and dividend payments.

Our Borrowing and Capital Raising Activities

Maui Term Loan Facility. On September 16, 2024, we entered into a new term loan facility with a leading international financial institution for up to $91.5 million, consisting of a committed portion of up to $16.5 million and an uncommitted upsize option of up to another $75 million (the “Maui Term Loan Facility”). On September 19, 2024, we borrowed the $16.5 million committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. This borrowed portion of the Maui Term Loan Facility bears interest at SOFR plus a margin of 3.95% per annum, has a term of four years, and is repayable in quarterly installments, with a balloon payment due at maturity in December 2028. As of September 30, 2025, we were in compliance with the applicable financial covenants under the Maui Term Loan Facility and the outstanding balance was $14.1 million. The Maui Term Loan Facility has the following characteristics:

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Security. The borrowed portion is secured by, among other things, (i) a first priority mortgage on the M/V Alfa and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of their earnings accounts, and (iv) a pledge of the equity interests of each of the subsidiaries owning the mortgaged vessels.

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Restrictive Covenants. The Maui Term Loan Facility contains certain undertakings that may limit or restrict our ability to (i) incur additional indebtedness, (ii) make any substantial change to the nature of our business, (iii) pay dividends, (iv) sell the mortgaged vessels or change their management, and (v) effect a change of control of us, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement.

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Financial Covenants. The Maui Term Loan Facility contains certain financial covenants, requiring us to maintain (i) minimum restricted cash deposits of $250,000 per mortgaged vessel, (ii) reserves for upcoming vessel drydocking costs and (iii) a maximum ‘loan to mortgaged vessels value’ ratio of 65%.

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Upsize option. The uncommitted upsize option of up to another $75.0 million may be made available to us under the Maui Term Loan Facility, in whole or in parts, to finance future vessel acquisitions. This portion of the Maui Term Loan Facility remains free of interest or other fees, and we are not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

January 2025 offering. On January 24, 2025, we completed a public offering of 229,007 units, each unit consisting of one common share and one warrant (the “Class A Warrants”) to purchase common shares, at an offering price of $52.4 per unit (such numbers retroactively adjusted for the Reverse Stock Split), for gross proceeds of approximately $12 million, before deducting underwriting discounts and offering expenses. The principal purpose for the offering was to obtain additional capital to fund our operations and growth, including, among other things, funding for working capital needs, debt repayments and fleet expansion. The Class A Warrants were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on January 24, 2028. The Class A Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying common shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Warrant for no additional cash consideration. Through September 30, 2025, substantially all of the Class A Warrants had been exercised via such cashless mechanism and the Company has issued 1,920,000 common shares. The remaining Class A Warrants can be exercised for up to 49 common shares.

In connection to the January 2025 Offering, we also issued to Maxim Group LLC, in consideration for acting as placement agent, a warrant to purchase up to 11,450 common shares, in whole or in parts, at an exercise price of $57.64 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “Placement Agent’s Warrants”). The Placement Agent’s Warrants are exercisable on or after July 24, 2025, expire on July 24, 2028, and do not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of September 30, 2025, no Placement Agent’s Warrants had been exercised.

Finance lease liability. On March 21, 2025, we entered into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, we took delivery of the vessel and renamed it M/V Charlie. Such agreement was classified and accounted for as a finance lease. Consequently, we recognized a finance lease liability, which was initially measured at $21.7 million, being the net present value of the lease payments to be made over the lease term, including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7.6%. As of September 30, 2025, the outstanding balance was $21.3 million, repayable in 33 consecutive monthly installments, including the purchase option at the end of the lease term in June 2028.

August 2025 Standby Equity Purchase Agreement. On August 27, 2025, we entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”), pursuant to which we have the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for, up to $20 million (the “Commitment Amount”) of our common shares, from time to time during a three-year commitment period ending August 27, 2028, subject to certain conditions, including trading volume thresholds and us having in place an effective registration statement for the resale by Yorkville of the common shares to be issued under the SEPA. The SEPA does not require Yorkville to subscribe for or acquire any common shares under the SEPA if those common shares, when aggregated with all other common shares beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates (on an aggregated basis) beneficially owning more than 4.99% of the then outstanding voting power or number of common shares. Under each Advance, we may issue common shares to Yorkville at a price equal to either (i) 96% of the daily VWAP during a one-day pricing period or (ii) 97% of the lowest daily VWAP during a three-day pricing period, at our election.

As of September 30, 2025, no Advances had been made under the SEPA. Subsequent to the end of the reporting period and through the date this discussion, we issued 1,219,521 common shares pursuant to Advances under the SEPA for aggregate net proceeds of $1.4 million. Following such issuances, we had 3,450,000 issued and outstanding common shares.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk. Our borrowings under the Maui Term Loan Facility bear interest at SOFR plus a margin, and we are therefore exposed to market risks associated with changes in interest rates. Increases in interest rates could materially affect our operating results and ability to service our debt. As of September 30, 2025, we had total borrowings of $14.1 million bearing interest based on SOFR and had not entered into any hedging contracts or taken other actions to protect against interest rate fluctuations. We expect to continue having outstanding borrowings under the Maui Term Loan Facility until its maturity in December 2028, and under any future loan agreements or other financing arrangements we may enter into and, therefore, we expect to continue to be exposed to market risks associated with changes in interest rates. As a quantitative indication of our exposure to interest rate fluctuations, we estimate that a 100 basis points increase in SOFR, would have resulted in an increase of $0.12 million in interest and finance costs during the nine-month period ended September 30, 2025.

Foreign Currency Exchange Rate Risk. Our transactions are denominated primarily in U.S. dollars. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into U.S. dollars to reflect the end-of-period exchange rates. For the nine-month period ended September 30, 2025, balances in foreign currency other than U.S. dollars were not considered significant. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

Credit risk. Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, amounts due from the manager, and cash and cash equivalents. The Company limits its credit risk by performing ongoing credit evaluations of its counterparties’ financial condition and by collecting its trade receivables mainly in advance. The Company generally does not require collateral for its trade receivables, but when considered necessary it may pursue additional securities and guarantees from its customers. Also, the Company places its cash and cash equivalents with established financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions.

Risk Factors Update

Please refer to the risk factors previously disclosed in the Company’s Annual Report on Form 20-F filed with the SEC on April 25, 2025 (the “2024 20-F”) in “Item 3. Key Information–D. Risk Factors” for information on the risk factors to which the Company is subject. The following are newly identified or developed risk factors to which the Company is subject since the 2024 20-F and as first disclosed in the Company’s registration statement on Form F-1 declared effective on September 22, 2025 (File No. 333-290206) under the title “Risk Factors.”

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our business, operating results, cash flows, and financial condition. The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and may harm our business. While charter rates are presently generally above our operating expenses, in the past charter rates have declined below the operating costs of our vessels. The Baltic Dry Index (“BDI”) a daily average of charter rates for key dry bulk routes published since 1985 by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has generally been very volatile. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the preceding and following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time. In 2024, the BDI ranged from a high of 2,419 in March, to a low of 976 in December. In 2025, up to the date hereof, the BDI ranged from a low of 715 in January, to a high of 2,258 in July. Due to its volatile nature, there can be no assurance of the future performance of the BDI.

We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders, and end users. Currently, two of our vessels are employed by an international commodity trading conglomerate on time charters, earning hire at floating daily rates linked to the Baltic Panamax Index, and our third vessel is employed by a reputable dry bulk operator, at a floating daily hire rate linked to the Baltic Supramax Index. Historically, the Baltic Panamax Index and the Baltic Supramax Index have been highly correlated to the BDI and have exhibited similar levels of volatility. We are exposed, therefore, to changes in indices for dry bulk vessels and such changes affect our business, operating results, cash flows, and financial condition.

The volatility in charter rates is due to various factors and their interplay, including, but not limited to, the demand for commodities carried by sea, the global economic conditions, the availability of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, geopolitical events, seasonal variations, the geographical dislocation between production regions and consumption centers around the world, trade disruptions caused by natural or other disasters, and international hostilities. Such circumstances have had, and could in the future result in, adverse consequences from time to time for dry bulk shipping, including, among other developments:
•	decrease in available financing for vessels;
•	no active secondhand market for the sale of vessels;
•	decrease in demand for dry bulk vessels and limited employment opportunities;
•	charterers seeking to renegotiate the rates for existing time charters;
•	loan covenant defaults; and
•	declaration of bankruptcy by some operators, charterers, and vessel owners.
We anticipate that charter rates and the demand for our dry bulk vessels will be dependent upon continued economic growth in the global economy, seasonal and regional changes in demand, and changes in the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo transported by sea. Adverse economic, political, social, or other developments could negatively impact charter rates and, therefore, have a material adverse effect on our business, operating results, short- and medium-term liquidity, and ability to pay dividends.

A recent action by the U.S. to impose new port fees on Chinese-owned and operated vessels and Chinese-built vessels could have a material adverse effect on our operations and financial results. The United States Trade Representative (“USTR”) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally would include a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.
Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028. There are several exceptions to this fee, including for dry bulk vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.
The actual implementation of this action remains uncertain. A USTR hearing took place in May 2025 and the public comment period closed in July 2025, and there may be further changes to the action based on any comments received. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers, have not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.
In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.
Of the three vessels we currently operate, only the M/V Charlie an Ultramax, dry bulk carrier vessel for which we have a bareboat charter-in, was constructed in China. The carrying capacity of this vessel of 63,668 dwt is below the 80,000 dwt threshold for the exception from the port fees for Chinese-built dry bulk vessels, and therefore the vessel should be exempt from the port fee on Chinese-built vessels under the current version of the USTR action. Furthermore, in the future, we may enter into sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase or charter of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

Climate change and greenhouse gas restrictions may be imposed, which could affect our business, operating results, cash flows, and financial condition. Due to concerns over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap-and-trade regimes, carbon taxes, taxonomy of “green” economic activities, increased efficiency standards, and incentives or mandates for renewable energy. At the IMO’s Marine Environmental Protection Committee (“MEPC 80”), in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of ambitions, including: (1) decline of carbon intensity through further improvement of the energy efficiency for new ships; (2) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008; (3) uptake of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emission by or around 2050. MEPC 81, in March 2024, agreed on an illustration of a possible draft outline of an “IMO net-zero framework” for cutting GHG emissions from international shipping, which lists regulations under the IMO International Convention for the Prevention of Pollution from Ships of 1973, as amended from time to time (“MARPOL”), to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. These mechanisms are mid-term GHG reduction measures specified in the initial strategy. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. In April 2025, MEPC 83 approved draft amendments to MARPOL Annex VI to implement the net-zero framework. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

Furthermore, the following additional greenhouse regulations could result in increased implementation and compliance costs and expenses:

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Adoption of mandatory data collection system. Since 2019, the IMO data collection system (“IMO DCS”) requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way, and distance traveled. This covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching, and off-shore installations. The data is annually reported to the flag state that issues a statement of compliance to the relevant vessel. Data is reported annually to the flag state and is used in calculating a ship’s operational carbon intensity indicator (“CII”).

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Amendments to MAPROL Annex VI requiring ships to reduce their greenhouse gas emissions. Beginning in January 2023, Annex VI imposed reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index (“EEXI”) and CII framework, which amendments became effective May 1, 2024. Beginning in January 2023, Annex VI required EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

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Net zero greenhouse emissions in the EU by 2050. In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

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Maritime ETS scheme became effective in January 2024. On January 1, 2024, the EU Emissions Trading Scheme (“ETS”) for ships sailing in and out of EU ports became effective, and the FuelEU Maritime Regulation became effective on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances will be surrendered in 2025 for the year 2024; 70% of allowances will be surrendered in 2026 for the year 2025; and 100% of allowances will be surrendered in 2027 for the year 2026. Compliance will be on a company-wide (rather than per ship) basis and “shipping company” is defined broadly to capture both the ship owner and any contractually appointed commercial operator, ship manager, or bareboat charterer who assumes responsibility for full compliance under the ETS and under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages, 100% of emissions from ships at berth in EU ports, and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside of the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not receive allowances from our charterers, we will be forced to purchase allowances from the market, which can be costly if our charterers do not compensate us for such cost, especially if other shipping companies are similarly looking to do the same. New systems, including personnel and data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put into place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances. Similarly, compliance with FuelEU is expected to be just as challenging, if not more so, given its technical requirements to deliver low carbon fuel based on well to wake calculations of emissions. The 2% GHG reduction target that will have to be met in 2025 and reported in 2026 will be contingent on companies having access to cleaner fuels (e.g., biofuels that are certified pursuant to the Renewable Energy Directive criteria) and to cleaner technologies (e.g., wind propulsion). Where there is a lack of availability, shipping companies will be able to enter into pooling arrangements with other shipping companies, purchase one or two low carbon vessels that can offset emissions from fossil fuel powered vessels, or pay hefty penalties (e.g., estimated to be around 10% of annual fuel costs per vessel). It is also not yet clear how responsibility under FuelEU can be fairly allocated given that regulatory liability falls firmly on ship owners whereas it is the operators who will choose the fuel, route, and speed and will have control over emissions.

All of these regulations and any additional regulations addressing similar goals could cause us to incur additional substantial implementation and compliance expenses and, therefore, adversely affect our business, operating results, cash flows, and financial condition.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of January 1, 2015, vessels operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1% m/m. The Amended Annex VI to MARPOL establishes procedures for designating new ECAs. Currently, the IMO has designated seven ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, United States Caribbean area, Mediterranean Sea area, Canadia arctic area, and Norwegian Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. On December 15, 2022, MEPC 79 adopted the designation of a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2024, but ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil until July 1, 2025. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. In April 2025, MPC 83 approved draft amendments to Annex VI designated North-East Atlantic ECA, which is expected to be adopted in 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which entered into force in 2005 and required adopting countries to implement national programs to reduce emissions of certain gases with targets extended through 2020. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete. Compliance with changes in laws, regulations, and obligations relating to climate change could entail significant capital expenditures, or otherwise increase the costs of our operations, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S., or other countries in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement that restricts emissions of greenhouse gases could require us to make significant expenditures, which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Our current fleet consists of three vessels. Any limitation in the availability or operation of our vessels could have a material adverse effect on our business, operating results, and financial condition. Our current fleet consists of three vessels. Until we identify and acquire additional vessels, we will depend upon these three vessels for all of our revenue. If our vessels are unable to generate revenues as a result of off-hire time, termination of the existing time charters coupled with unavailability of alternative employment on favorable terms or at all, or otherwise, our business, operating results, cash flows, and financial condition could be materially adversely affected.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities. As of June 30, 2025, we had approximately $14.8 million in debt outstanding under our loan agreement and $21.6 million of obligations under the terms of our bareboat agreement for M/V Charlie, reflecting the present value of the lease payments to be made over the three-year lease term, including the purchase option to acquire the vessel at the end of the lease period, which we recognize as a finance lease liability. We have incurred indebtedness in connection with our vessels and we anticipate that we will incur future indebtedness or contractual obligations in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt or other contractual obligations could have important consequences to us, including the following:
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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes may be impaired, or such financing may be unavailable on favorable terms, or at all;

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we may need to use a substantial portion of our cash from operations to make principal and interest payments on our bank debt and financing liabilities, reducing the funds that would otherwise be available for operations, future business opportunities, and any future dividends to our shareholders;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.
Our ability to service any indebtedness we incur in the future or make payments in connection with our contractual obligations will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory, and other factors, some of which are beyond our control, as well as the applicable interest rates. If the value of our vessels does not sufficiently serve as security for our lenders, or if our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance any future debt we incur or obtain additional financing on favorable terms, or at all, in the future.

If we do not have sufficient cash to pay dividends on our Series A Preferred Shares when due, we may suffer adverse consequences. Holders of our Series A Preferred Shares are entitled to receive biannual dividends, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, at our option, accruing at the applicable dividend rate per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 (“Non-payment Rate Adjustment”) or 1.30 (“PIK Rate Adjustment”), respectively, from the day of such event onwards. On the day a previous non-payment is rectified by payment in cash, the relevant Non-payment Rate Adjustment will cease to apply. If a previous non-payment is rectified by payment in kind, the relevant Non-payment Rate Adjustment will cease to apply and the PIK Rate Adjustment will be permanently applied instead. We did not declare or pay dividends on the Series A Preferred Shares during 2024. On June 30, 2025, we paid in kind the cumulative dividends on our Series A Preferred Shares in the amount of $2.2 million, by issuing 2,249 Series A Preferred Shares. Following such payment in kind, the dividend rate currently applicable to our Series A Preferred Shares is 19.77%. If we elect to pay future dividends on our Series A Preferred Shares in kind instead of in cash, then the issuance of additional Series A Preferred Shares would, if converted into Common Shares, result in dilution to our existing shareholders and in a further increase in the above dividend rate. In addition, a failure to pay dividends on our Series A Preferred Shares when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which may be an important fund-raising avenue for us in the future. Also, under the terms of the Statement of Designation, as amended and restated, with respect to our Series A Preferred Shares, no cash dividend may be paid on our Common Shares unless full cumulative dividends have been, or contemporaneously are being, paid or provided for on all outstanding Series A Preferred Shares for all prior and then-ending dividend periods. Therefore, a failure to pay dividends on our Series A Preferred Shares when due will adversely affect our ability pay cash dividends on our Common Shares.